11019956

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...ED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67195

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ESL INVESTMENT SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 CHESTNUT STREET
(No. and Street)

ROCHESTER	NY	14604-2424
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LEO IACOBELLI — 585-336-1321 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MCLGADREY & PULLEN, LLP
(Name – *if individual, state last, first, middle name*)

100 CUMMINGS CENTER, SUITE211-C	BEVERLY	MA	01915-6104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH
3/15

OATH OR AFFIRMATION

I, LEO IACOBELLI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ESL INVESTMENT SERVICES, LLC, as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOELLE L. DONAHOE
Notary Public, State of New York
No. 01DO6081047
Qualified in Monroe County
Commission Expires September 30, 2014

Signature

PRESIDENT/COO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ESL Investment Services, LLC
(A Wholly Owned Subsidiary of ESL Federal Credit Union)

Financial Statements

Year Ended December 31, 2010

ESL Investment Services, LLC
(A Wholly Owned Subsidiary of ESL Federal Credit Union)

FINANCIAL STATEMENTS
Year Ended December 31, 2010

CONTENTS

McGladrey

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2011
WASH, DC
189

INDEPENDENT AUDITOR'S REPORT

To the Managing Committee
ESL Investment Services, LLC
Rochester, New York

We have audited the accompanying statement of financial condition of ESL Investment Services, LLC (a wholly owned subsidiary of ESL Federal Credit Union), as of December 31, 2010, and the related statements of operations, ownership equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ESL Investment Services, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

February 25, 2011
Boston, Massachusetts

ESL Investment Services, LLC

(A Wholly Owned Subsidiary of ESL Federal Credit Union)

Statement of Financial Condition

December 31, 2010

ASSETS	
Current assets:	
Cash and cash equivalents	$ 14,971,124
Property and equipment, net	87,290
Other assets	73,875
Total assets	$ 15,132,289
LIABILITIES AND OWNERSHIP EQUITY	
Current liabilities:	
Accounts payable and accrued expenses	$ 245,924
Total liabilities	245,924
Ownership equity:	
Capital	1,500,000
Retained earnings	13,386,365
Total ownership equity	14,886,365
Total liabilities and ownership equity	$ 15,132,289

ESL Investment Services, LLC

(A Wholly Owned Subsidiary of ESL Federal Credit Union)

Statement of Operations

Year Ended December 31, 2010

Commission revenues	$ 5,054,653
Operating expenses:	
Salaries, commissions and benefits	2,534,201
Occupancy	120,000
Marketing and promotion	64,203
Professional and outside services	157,026
Depreciation	15,767
General and administrative	170,098
Total operating expenses	3,061,295
Operating income	1,993,358
Interest income	1,022
Other income	11,342
Net income	$ 2,005,722

The accompanying notes are an integral part of these financial statements.

ESL Investment Services, LLC

(A Wholly Owned Subsidiary of ESL Federal Credit Union)

Statement of Ownership Equity

Year Ended December 31, 2010

	Retained Earnings	Capital	Total Ownership Equity
Balance, December 31, 2009	$ 11,380,643	$ 1,500,000	$ 12,880,643
Net income	2,005,722	-	2,005,722
Balance, December 31, 2010	$ 13,386,365	$ 1,500,000	$ 14,886,365

The accompanying notes are an integral part of these financial statements.

ESL Investment Services, LLC

(A Wholly Owned Subsidiary of ESL Federal Credit Union)

Statement of Cash Flows

Year Ended December 31, 2010

Cash flows from operating activities:	
Net income	$ 2,005,722
Adjustments to reconcile net income to net cash from operating activities:	
Depreciation	15,767
Non-cash commission revenues	(77,656)
Decrease in other assets	3,780
Decrease in accounts payable and accrued expenses	(28,511)
Net cash provided by operating activities	1,919,102
Cash flows from investing activities:	
Purchases of property and equipment	(98,702)
Net cash used in investing activities	(98,702)
Net increase in cash	1,820,400
Cash, beginning of year	13,150,724
Cash, end of year	$ 14,971,124

ESL Investment Services, LLC

(A Wholly Owned Subsidiary of ESL Federal Credit Union)
Notes to Financial Statements
Year Ended December 31, 2010

1. OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ESL Investment Services, LLC (the "Company") is a limited-purpose securities broker-dealer, registered with the Securities and Exchange Commission pursuant to Section 15 of the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of ESL Federal Credit Union (the "Credit Union" or the "Parent"). The Company was originally incorporated in 1996 with operations beginning on January 1, 1997. The Company was initially funded with an equity investment from the Credit Union. The Company was established by the Credit Union to serve as an investment services company to sell annuity contracts, mutual funds and other securities primarily to Credit Union members. Effective July 1, 2001, the Company converted its corporate charter to a limited liability company ("LLC") under the provisions of the New York Limited Liability Company Act.

The Company received approval for membership to operate as a registered broker-dealer on July 21, 2006.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. It operates under the provisions of subparagraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the operating provisions of that rule.

A summary of the Company's significant accounting policies follows:

<u>Significant Accounting Policies</u>

The Company follows the accounting standards set by the Financial Accounting Standards Board ("FASB"). The FASB establishes generally accepted accounting principles ("GAAP") that are followed to ensure consistent reporting of the financial condition, results of operations, and cash flows of the Company. References to GAAP issued by the FASB in these footnotes are to the FASB Accounting Standards Codification™ commonly referred to as the Codification or ASC.

<u>Cash and Cash Equivalents</u>

Cash and cash equivalents principally include deposits with the Credit Union, and other highly liquid investments that are readily convertible to cash. Amounts due from these financial institutions exceeded federally insured limits on December 31, 2010.

<u>Commission Revenues</u>

Commission revenues relate primarily to the sale of annuity, mutual funds, and other security products. These products are offered to members through LPL Financial, an unaffiliated entity and also a registered broker-dealer, which compensates the Company for each sale based upon a contractual commission schedule. Revenues are recorded on a settlement date basis which does not differ materially from a trade date basis.

1. OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES...continued

Property and Equipment

Property and equipment are stated at cost and are depreciated over useful lives ranging from 3-10 years using the straight-line method. The cost of leasehold improvements is amortized using the straight-line method over the lesser of the life of the lease or the life of the leasehold improvement.

Income Taxes

Effective July 1, 2001, the Company elected to be taxed as a Limited Liability Corporation (LLC), which provides that the LLC passes on all income and expenses to its member to be taxed at the member level. ESL Federal Credit Union is a federally chartered credit union with the NCUA, and has no tax liability under state or federal laws for itself and all subsidiaries, including the Company. The Company is not subject to examination by US Federal or state tax authorities for years before 2010.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. As of December 31, 2010, management has determined that there are no uncertain tax positions.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The aforementioned financial statements have been prepared from the separate records maintained by the Company. The financial condition and the results of operations as presented in these financial statements may not necessarily be indicative of the condition that would have existed or the results of operations that would have been achieved had the subsidiary been operated as an unaffiliated company. Portions of certain expense incurred by the Parent have been allocated to the Company.

Subsequent Events

The Company evaluated subsequent events through February 25, 2011, the date that these financial statements were issued.

ESL Investment Services, LLC

(A Wholly Owned Subsidiary of ESL Federal Credit Union)
Notes to Financial Statements
Year Ended December 31, 2010

2. PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2010:

Computer equipment	$ 102,102
Leasehold improvements	43,832
	145,934
Less – accumulated depreciation and amortization	58,644
Property and equipment, net	$ 87,290

3. PENSION AND OTHER POSTEMPLOYMENT BENEFITS PLAN

The Company's personnel are covered under the Credit Union's pension plan. The Credit Union has a noncontributory defined-benefit retirement plan (the "Plan") covering substantially all of its employees. The benefits are based on years of service and average compensation prior to retirement. The Credit Union will make future contributions to the Plan, as necessary, based on the recommendations of its actuaries and within the requirements of ERISA. The Credit Union allocates a percentage of the annual expense to the Company based on headcount. For the year ended December 31, 2010, the Company recognized pension costs of $41,535.

The Company's personnel are covered under the Credit Union's medical, health care and life insurance plans. The Credit Union provides benefits to qualifying retirees. Substantially all employees become eligible for these benefits if they have met certain age and service requirements upon retirement. These benefits are paid from two separate trusts. The trusts were funded in accordance with the maximum funding allowed under ERISA. The Credit Union does not expect to make a contribution to the plan during 2011. The Credit Union allocates a percentage of the annual expense to the Company based on headcount. For the year ended December 31, 2010, the Company recognized benefits costs of $13,394.

4. RELATED PARTY TRANSACTIONS

Pursuant to agreements between the parties, the Company is charged by the Parent for certain expense allocations, including professional and administrative services as well as customer referrals provided by ESL Federal Credit Union of $79,178, and the cost of office and branch space of $120,000 for the year ended December 31, 2010.

At December 31, 2010, the Company had cash balances with ESL Federal Credit Union in the amount of $14,496,121.

5. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

The components of accounts payable and accrued expenses consist of the following at December 31, 2010:

Accrued salaries and benefits	$ 181,747
Other	64,177
Accounts payable and accrued expenses	$ 245,924

ESL Investment Services, LLC

6. OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

As discussed in Note 1, the Company's customers' securities transactions are executed by LPL Financial. This other broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital and net capital requirements of $505,488 and $16,395. The Company's ratio of aggregate indebtedness to net capital was 0.49 to 1.

No material difference exists between the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement from the audit report with the firm's corresponding computations submitted in its most recent unaudited Part IIA filing.

SUPPLEMENTARY INFORMATION

ESL Investment Services, LLC

(A Wholly Owned Subsidiary of ESL Federal Credit Union)
Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1
Year Ended December 31, 2010

Total ownership equity from statement of financial condition	$ 14,886,365
Less - other deductions for accrued liabilities	(1,263)
Total adjusted ownership equity	14,885,102
Less - non-allowable assets:	
Cash and cash equivalents	14,218,449
Property and equipment, net	87,290
Other assets	73,875
Total non-allowable assets	14,379,614
Net capital before haircuts on securities	505,488
Haircuts on money market funds	-
Net capital	$ 505,488
Aggregate indebtedness:	
Total liabilities	$ 245,924
Computation of basic net capital requirement:	
Minimum net capital (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 16,395
Net capital in excess of minimum requirement	$ 489,093

There are no material differences between the preceding computation and the Company's corresponding unaudited part II A of Form X-17A-5 as of December 31, 2010.

McGladrey

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Managing Committee
ESL Investment Services, LLC
Rochester, New York

In planning and performing our audit of the financial statements of ESL Investment Services, LLC (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Managing Committee and management of the Company, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

February 25, 2011
Boston, Massachusetts

ESL Investment Services, LLC

(A Wholly Owned Subsidiary of ESL Federal Credit Union)

Independent Accountants' Report on Applying Agreed-Upon Procedures

Year Ended December 31, 2010

McGladrey & Pullen, LLP
Certified Public Accountants

McGladrey

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

Managing Committee
ESL Investment Services, LLC
Rochester, New York

Attention: Managing Committee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010 which were agreed to by ESL Investment Services, LLC (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc, and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2010 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.
5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

February 25, 2011
Boston, Massachusetts